Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES SUCCESSFUL FALSE CANEY WELL

Thousand Oaks, CALIFORNIA, November 11, 2026 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide an operations update on its latest wells in its Tishomingo field in Oklahoma.

LOVINA 5-8-1HF WELL

The Lovina 5-8-1HF well, which is our first False Caney well, has been averaging 636 barrels of oil equivalent per day (“BOEPD”), which includes about 545 barrels of oil per day. These great early results from the 1.2 mile lateral well are extremely encouraging as we take steps to prove up this new formation.

The Company is hoping that the False Caney, which does not currently have any locations booked in our reserves report, will add many future drilling locations, which would increase our reserves and thus value for our shareholders.

CLIFTON MACK WELLS

Since the last update, tubing has been installed in the three Clifton Mack wells (97.45%-99.03% WI), and the wells have been on controlled flowback and production. The new fracture stimulation design has resulted in the wells flowing back differently than our previous Caney wells. We have recovered much more of our fracture stimulation fluid in the time these wells have been on flowback than in previous Caney wells, and the wells continue to maintain higher frac fluid rates. The Clifton Mack wells are currently producing at a combined rate of about 1,911 barrels of oil equivalent per day (“BOEPD”), which includes about 720 barrels of oil per day. The Clifton Mack wells were drilled on acreage classified as probable reserves in our reserve report, so we expect that this will add additional proved reserves to the next reserve report.

Wolf Regener, President and CEO, commented, “We are excited about the very strong early results from our False Caney test with the Lovina 8-5-1HF well. The well is performing very well with strong flowback. We hope this strong production will continue and lead to the addition of many future drilling locations. We expect future False Caney wells to be mainly 2-mile laterals, which would lead to even higher production rates, assuming the same productivity per foot of lateral as the Lovina 8-5-1HF well.

“Since our reserve report includes no False Caney reserves, this could be a material catalyst for the Company and may lead to meaningful increases in our reserves and, in turn, value for our shareholders.

“We look forward to the additional production and cash flow from all of these wells, which we believe will significantly increase the Company’s cash flow and add incremental value to our shareholders. Our future development plans will be focused both on continuing the Caney development as well as developing these other benches that are not in the reserve report. The wells will likely use the new fracture stimulation design, with further modifications based on lessons learned from these last wells.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, expected flowback timing, wells performing as anticipated, including anticipated increases in production, cash flow, higher rates of return and efficiencies, statements regarding increases in reserves and statements regarding proving up of a new bench, additional development locations for the Company and the creation of shareholder value. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.